UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEGACY ACQUISITION CORP.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

524643202
(CUSIP Number of Class of Securities)

Edwin J. Rigaud
Chairman and Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street Suite 200
Cincinnati, Ohio 45202
(505) 820-0412
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Penny J. Minna, Esq.
Gerry Williams, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$64,313,141	$7,016.56

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase shares of Class A Common Stock of Legacy Acquisition Corp. for an aggregate purchase price of up to $64,313,141 at a price of $10.5040 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $109.10 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,016.56	Filing Party: Legacy Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 5, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Legacy Acquisition Corp., a Delaware corporation (“Legacy” or the “Company”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by Legacy with the Securities and Exchange Commission (the “SEC”) on October 5, 2020, as amended by that Amendment No. 1 to Schedule TO filed by Legacy with the SEC on October 13, 2020, that Amendment No. 2 to Schedule TO filed by Legacy with the SEC on October 26, 2020, and that Amendment No. 3 to Schedule TO, dated October 30, 2020 and filed by Legacy with the SEC on November 2, 2020. The Schedule TO relates to the Company’s offer to purchase for cash up to all 6,122,699 issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), that were initially issued as part of units in Legacy’s initial public offering (such shares of Class A Common Stock, the “Public Shares”), at a purchase price of $10.5040 per Public Share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase for Cash dated October 5, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

This Amendment No. 4, as it amends and supplements the Schedule TO, is intended to satisfy the reporting of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 4 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.

This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On November 3, 2020, the Company issued a press release in which it announced an extension of the tender offer, such that it shall expire 12:01 a.m. New York City time, on Thursday, November 19, 2020, unless further extended or earlier terminated. A copy of the press release is filed as Exhibit (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(ix)	Press Release announcing extension of the Offer, dated November 3, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2020

LEGACY ACQUISITION CORP.

By:	/s/ William C. Finn
Name:	William C. Finn
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated October 5, 2020.
(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated October 5, 2020.
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release including announcement of intention to commence the Offer, dated September 21, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 21, 2020).
(a)(5)(ii)	Investor Presentation, dated September 21, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on September 21, 2020).
(a)(5)(iii)	Transcript of Pre-Recorded Investor Call, dated September 21, 2020 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on September 21, 2020).
(a)(5)(iv)*	Press Release announcing the commencement of the Offer, dated October 5, 2020.
(a)(5)(v)	Investor Presentation, dated October 5, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2020).
(a)(5)(vi)	Investor Presentation, dated October 13, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 13, 2020).
(a)(5)(vii)	Webinar Transcript, dated October 26, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 26, 2020).
(a)(5)(viii)	Amendment No. 1 to Annual Report on Form 10-K/A (incorporated by reference to Amendment No. 1 to Annual Report on Form 10-K/A, dated as of October 30, 2020 filed on November 3, 2020).
(a)(5)(ix)‡	Press Release announcing extension of the Offer, dated November 3, 2020
(d)(1)**	Business Combination Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(2)	Sponsor Support Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(3)***	Form of Stockholder Support Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(4)	Sponsor Lock-up Agreement, dated as of September 18, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(5)***	Form of Warrant Holder Support Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(6)	Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Lawrence Financial LLC and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(7)	Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Cedarwood LLC and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(8)	Warrant Holder Support Agreement, dated as of September 18, 2020, by and between Periscope Capital, Inc. and Legacy Acquisition Corp. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 22, 2020).
(d)(9)	Certificate of Correction to the Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 20, 2017 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on November 22, 2017).
(d)(10)	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 23, 2019).
(d)(11)	Second Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 19, 2020).
(d)(12)	Third Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 4, 2020).
(d)(13)	Investment Management Trust Account Agreement, dated as of November 16, 2017, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 22, 2017).
(d)(14)	Amendment No. 1 to Investment Management Trust Agreement dated October 22, 2019 by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 23, 2019).

Exhibit No.	Description
(d)(15)	Amendment No. 2 to Investment Management Trust Agreement dated May 18, 2020 by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 19, 2020).
(d)(16)	Registration Rights Agreement, dated as of November 16, 2017, by and among the Company and the initial security holders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 22, 2017).
(d)(17)	Letter Agreement, dated as of November 16, 2017. by and between the Company, the initial security holders and the officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 22, 2017).
(d)(18)	Administrative Services Agreement, dated as of November 16, 2017, by and among the Company and Legacy Acquisition Sponsor I LLC (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K (File No. 001-38296) filed with the Securities and Exchange Commission on March 29, 2018).
(d)(19)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-221116) filed with the Securities and Exchange Commission on November 8, 2017).
(g)(1)	Preliminary Information Statement of the Company on Schedule 14C filed with the Securities and Exchange Commission on October 5, 2020 (incorporated by reference to the Preliminary Information Statement on Schedule 14C filed by Legacy Acquisition Corp. on October 5, 2020).
(g)(2)	Preliminary Consent Solicitation Statement of the Company on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2020 (incorporated by reference to the Preliminary Consent Solicitation Statement filed by Legacy Acquisition Corp. on October 5, 2020).
(g)(3)	Definitive Information Statement of the Company (incorporated by reference to the Definitive Information Statement on Schedule 14C filed by Legacy Acquisition Corp. filed with the Securities and Exchange Commission on October 30, 2020).
(h)	Not applicable

‡	Filed herewith.
*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on October 5, 2020.
**	Legacy has omitted schedules and similar attachments to the Business Combination Agreement pursuant to Item 601(b)(2) of Regulation S-K. Legacy agrees to furnish supplemental copies of all omitted exhibits and schedules to the SEC upon its request.
***	Legacy has omitted certain agreements as exhibits to this Schedule TO because each such agreement is substantially identical, except as to the parties thereto and the specific number of securities held by a party thereto. These omitted agreements are identified on a schedule attached to each such respective agreement pursuant to Instruction (2) of the Instructions to Item 601 of Regulation S-K.

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